Aventis announces plans for divestment of Aventis CropScience

Berlin, Germany, November 15, 2000; Aventis S.A., Strasbourg, announces today that it will divest its crop protection and biotech-business Aventis CropScience. All value-enhancing options including a potential initial public offering of Aventis CropScience under the name "Agreva" will be evaluated. Schering AG (NYSE: SHR), which holds 24% stake in Aventis CropScience, will be involved in this process. We will initiate discussions to evaluate options and further steps. As soon as we reach an agreement, we will inform the public.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: fertility control and hormone therapy, diagnostics and radiopharmaceuticals, dermatology as well as therapeutics for disabling diseases, e.g. multiple sclerosis, leukemia and solid tumors.
As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network with external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life.

An electronic version of this news release - as well as additional information about Schering AG - is available at www.schering.de

Berlin, Germany, November 15, 2000
Schering AG
Corporate Communication


For further information please contact:
Dr. Friedrich von Heyl
Business and Financial Communication
Tel.: 	030 - 468 152 96
Fax:	030 - 468 166 46
friedrich.vonheyl@schering.de


Hong Chow
Investor Relations
Tel.: 	030 - 468 128 38
Fax:	030 - 468 166 46

hong.chow@schering.de